Kayne Anderson MLP Investment Company

717 Texas Avenue, Suite 3100

Houston, Texas 77002

(713) 493-2020

November 13, 2012

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Edward P. Bartz

Staff Attorney

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kayne Anderson MLP Investment Company

Registration Statement on Form N-2

Pre-Effective Amendment No. 1

(File Nos. 333-183599 & 811-21593)

Dear Mr. Bartz:

Kayne Anderson MLP Investment Company (the “Fund”) hereby requests that the effective date of the above-referenced Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 be accelerated so that it may become effective by 1:00 p.m., Washington, D.C. time, on Thursday, November 15, 2012, or as soon thereafter as practicable.

The Fund acknowledges the following: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Mr. Edward P. Bartz

November 13, 2012

Very truly yours,

Kayne Anderson MLP Investment Company

By:	/s/ Terry Hart
Terry Hart
Chief Financial Officer

cc:	Kevin S. McCarthy, Kayne Anderson MLP Investment Company

David J. Shladovsky, Esq., Kayne Anderson MLP Investment Company

David A. Hearth, Esq.

John F. Della Grotta, Esq.